Filed Pursuant to Rule 424(b)(2)
Registration Statement No 333-176914

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 21, 2014

Prospectus Supplement to the Prospectus dated September 19, 2011.

The Goldman Sachs Group, Inc. Depositary Shares Each Representing 1/25th Interest in a Share of % Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series L

Each of the              depositary shares offered hereby represents a 1/25th ownership interest in a share of perpetual Non-Cumulative Preferred Stock, Series L (“Series L Preferred Stock”), $25,000 liquidation preference per share, of The Goldman Sachs Group, Inc., deposited with The Bank of New York Mellon, as depositary. The depositary shares are evidenced by depositary receipts. As a holder of depositary shares, you are entitled to all proportional rights and preferences of the Series L Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

Holders of Series L Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our board of directors or a duly authorized committee of the board, out of funds legally available for the payment of dividends. Any such dividends will be payable on a non-cumulative basis (i) from the date of original issue, semi-annually in arrears on the 10th day of May and November of each year, commencing on November 10, 2014 to, but excluding, May 10, 2019, at a fixed rate per annum of         %, and (ii) from and including May 10, 2019, quarterly in arrears on the 10th day of February, May, August and November of each year, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus         % on the related LIBOR determination date. Payment of dividends on the Series L Preferred Stock is subject to certain legal, regulatory and other restrictions as described elsewhere in this prospectus supplement.

In the event dividends are not declared on Series L Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will cease to accrue and be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the Series L Preferred Stock are declared for any future dividend period.

We may, at our option, redeem the shares of Series L Preferred Stock (i) in whole or in part, from time to time, on or after May 10, 2019 (or, if not a business day, the next succeeding business day), or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements as described under “Description of Series L Preferred Stock — Redemption” on page S-19, in each case, at a redemption price of $25,000 per share (equivalent to $1,000 per depositary share), plus accrued and unpaid dividends for the then-current dividend period to but excluding the redemption date, whether or not declared. If we redeem the Series L Preferred Stock, the depositary will redeem a proportionate number of depositary shares. The Series L Preferred Stock will not have voting rights, except as set forth under “Description of Series L Preferred Stock — Voting Rights” on page S-21.

The Series L Preferred Stock and the depositary shares are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Neither the Series L Preferred Stock nor the depositary shares will be listed or displayed on any securities exchange or interdealer quotation system.

Concurrently with this offering of depositary shares representing interests in Series L Preferred Stock, we are offering                  depositary shares each representing a 1/1,000th ownership interest in a share of our Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K. The Series K Preferred Stock will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about factors you should consider before buying the depositary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Initial public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	$	$

(1)

The initial public offering price set forth above does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from the date of original issuance, expected to be                     , 2014.

(2)	An underwriting discount of $ per depositary share (or up to $ for all depositary shares) will be deducted from the proceeds paid to us by the underwriters.

The underwriters expect to deliver the depositary shares in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2014.

Goldman Sachs may use this prospectus supplement and the accompanying prospectus in the initial sale of the depositary shares. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the depositary shares after their initial sale, and unless they inform the purchaser otherwise in the confirmation of the sale, this prospectus supplement and accompanying prospectus are being used by them in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2014.

SUMMARY INFORMATION

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information you should consider before investing in the depositary shares representing interests in our Series L Preferred Stock.

Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, of The Goldman Sachs Group, Inc. The terms described herein supplement those described in the accompanying prospectus, and if the terms described here are inconsistent with those described there, the terms described here are controlling.

Issuer:	The Goldman Sachs Group, Inc.

Securities offered:	depositary shares each representing a 1/25th ownership interest in a share of perpetual % Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series L, $0.01 par value, with a liquidation preference of $25,000 per share (equivalent to $1,000 per depositary share) of The Goldman Sachs Group, Inc. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series L Preferred Stock represented by such depositary share, to all the rights and preferences of the Series L Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

We may from time to time elect to issue additional depositary shares representing shares of the Series L Preferred Stock, and all the additional shares would be deemed to form a single series with the depositary shares representing shares of Series L Preferred Stock offered by this prospectus supplement.

Concurrently with this offering of                  depositary shares representing interests in Series L Preferred Stock, we are offering                  depositary shares each representing a 1/1,000th ownership interest in a share of our Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, $25,000 liquidation preference per share (“Series K Preferred Stock”). The Series K Preferred Stock will be offered pursuant to a separate prospectus supplement.

Dividends:

Dividends on the Series L Preferred Stock, when, as and if declared by our board of directors (or a duly authorized committee of the board), will accrue and be payable on the liquidation preference amount of $25,000 per share of the Series L Preferred Stock (equivalent to $1,000 per depositary share) from the original issue date, on a non-cumulative basis,

(i) from the date of original issue, semi-annually in arrears on the 10th day of May and November of each year, commencing on November 10, 2014 and ending on May 10, 2019, at a fixed rate per annum of     %, and (ii) following May 10, 2019, quarterly in arrears on the 10th day of February, May, August and November of each year, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus     % on the related LIBOR determination date. Any such dividends will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares — Dividends and Other Distributions” below.

A dividend period is (i) from and including the original issue date of the Series L Preferred Stock to but excluding May 10, 2019, the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series L Preferred Stock and will end on and exclude the November 10, 2014 dividend payment date, and (ii) from and including May 10, 2019, the period from and including a dividend payment date to but excluding the next dividend payment date, except that the dividend period in respect of the August 10, 2019 dividend payment date will commence on and include May 10, 2019.

Dividends on shares of Series L Preferred Stock will not be cumulative and will not be mandatory. In the event dividends are not declared on the Series L Preferred Stock for payment in respect of any dividend period, then such dividends shall not be cumulative and shall cease to accrue and be payable. If our board of directors (or a duly authorized committee of the board) has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the Series L Preferred Stock are declared for any future dividend period.

Payment of dividends on the Series L Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of Series L Preferred Stock — Dividends” below.

So long as any share of Series L Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any of our other securities ranking junior to the Series L Preferred Stock (other than a dividend payable solely in common stock or in such junior securities), and no common stock or other securities ranking junior to the Series L Preferred Stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of such junior securities for or into other junior securities, or the exchange or conversion of one share of such junior securities for or into another share of such junior securities), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series L Preferred Stock have been declared and paid, or declared and a sum sufficient for the payment thereof has been set aside. However, the foregoing provision shall not restrict the ability of Goldman, Sachs & Co., or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

When dividends are not paid in full on the shares of Series L Preferred Stock and any shares of other classes or series of our securities that rank equally with the Series L Preferred Stock (in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.) for a dividend period, all dividends declared with respect to shares of Series L Preferred Stock and all such equally ranking securities for such dividend period shall be declared pro rata so that the respective amounts of such dividends bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series L Preferred Stock for such dividend period and all such equally ranking securities for such dividend period bear to each other.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other securities ranking equally with or junior to the Series L Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series L Preferred Stock shall not be entitled to participate in any such dividend.

Dividend payment dates:

The 10th day of May and November of each year, commencing on November 10, 2014 and ending on May 10, 2019, and the 10th day of February, May, August and November of each year following May 10, 2019, subject to adjustment as provided below. If any dividend payment date on or prior to May 10, 2019 is not a business day (as defined below), then the dividend with respect to that dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. If any date after May 10, 2019 on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a business day, and dividends will accrue to the dividend payment date as so adjusted. “Business day” means (i) from the original issue date to and including May 10, 2019 (or, if not a business day, the next succeeding business day), a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close, and (ii) thereafter, a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

Redemption:	The Series L Preferred Stock is perpetual and has no maturity date. We may, at our option, redeem the shares of Series L Preferred Stock (i) in whole or in part, from time to time, on or after May 10, 2019 (or, if not a business day, the next succeeding business day), or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined elsewhere in this prospectus supplement), in each case, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus accrued and unpaid dividends for the then-current dividend period to but excluding the redemption date, whether or not declared. If we redeem the Series L Preferred Stock, the depositary will redeem a proportionate number of depositary shares.

Neither holders of Series L Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series L Preferred Stock.

Redemption of Series L Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of Series L Preferred Stock — Redemption” below.

Liquidation rights:

Upon any voluntary or involuntary liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc., holders of shares of Series L Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking junior as to such a distribution to the Series L Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $1,000 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of The Goldman Sachs Group, Inc.’s assets that are available after satisfaction of all liabilities to creditors, if any (pro rata as to the Series L Preferred Stock and any other shares of our stock ranking equally as to such distribution).

Voting rights:	None, except with respect to certain changes in the terms of the Series L Preferred Stock and in the case of certain dividend non-payments. See “Description of Series L Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares — Voting the Series L Preferred Stock” below.

Ranking:	Shares of the Series L Preferred Stock will rank senior to our common stock, equally with our previously issued Floating Rate Non-Cumulative Preferred Stock, Series A, $25,000 liquidation preference per share (“Series A Preferred Stock”), 6.20% Non-Cumulative Preferred Stock, Series B, $25,000 liquidation preference per share (“Series B Preferred Stock”), Floating Rate Non-Cumulative Preferred Stock, Series C, $25,000 liquidation preference per share (“Series C Preferred Stock”), Floating Rate Non-Cumulative Preferred Stock, Series D, $25,000 liquidation preference per share (“Series D Preferred Stock”), Perpetual Non-Cumulative Preferred Stock, Series E, $100,000 liquidation preference per share (“Series E Preferred Stock”), Perpetual Non-Cumulative Preferred Stock, Series F, $100,000 liquidation preference per share (“Series F Preferred Stock”), 5.95% Non-Cumulative Preferred Stock, Series I, $25,000 liquidation preference per share (“Series I Preferred Stock”) and 5.50% Non-Cumulative Preferred Stock, Series J, $25,000 liquidation preference per share (“Series J Preferred Stock”), equally with the Series K Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of Series L Preferred Stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

Maturity:	The Series L Preferred Stock does not have any maturity date, and we are not required to redeem the Series L Preferred Stock. Accordingly, the Series L Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and conversion rights:	None.

Listing:	Neither the depositary shares nor the Series L Preferred Stock will be listed on any securities exchange or interdealer market quotation system.

Tax consequences:	This section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and supersedes it to the extent inconsistent therewith. If you are a noncorporate United States holder, dividends paid to you will generally be “qualified dividends” that are taxable to you at a preferential maximum rate of 20%, provided that you hold your shares of preferred stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Please see the discussion under “United States Taxation — Taxation of Preferred Stock and Depositary Shares — United States Holders — Distributions on Preferred Stock” in the accompanying prospectus for a discussion of the consequence of dividends that are not paid out of our current or accumulated earnings and profits.

If you are taxed as a corporation, except as described in the accompanying prospectus under “United States Taxation — Taxation of Preferred Stock and Depositary Shares — United States Holders — Limitations on Dividends-Received Deduction”, dividends on the depositary shares will be eligible for the 70% dividends-received deduction. If you are a United States alien holder of depositary shares, dividends paid to you will be subject to withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

As discussed under “United States Taxation — Taxation of Preferred Stock and Depositary Shares — United States Holders — Redemption Premium” in the accompanying prospectus, certain holders that purchase the depositary shares at a discount to the redemption price could be required to include a portion of the redemption premium in income each year. We expect that the depositary shares will not be sold with a discount of greater than a de minimis amount, and therefore you should not be required to include any of the redemption premium in income prior to redemption.

As discussed under “United States Taxation — Taxation of Preferred Stock and Depositary Shares — Foreign Account Tax Compliance” the HIRE Act will generally impose a withholding tax of 30% on dividend payments on, and the gross proceeds from a disposition of, depositary shares that are received by certain foreign financial institutions and non-financial foreign entities. Based on Treasury regulations, the withholding tax described above will not apply to dividend payments made before July 1, 2014 and to payments of gross proceeds from a disposition of preferred stock made before January 1, 2017.

For further discussion of the tax consequences relating to the depositary shares, see “United States Taxation — Taxation of Preferred Stock and Depositary Shares” in the accompanying prospectus.

Use of proceeds:	We intend to use the net proceeds from the sale of the depositary shares representing interests in the Series L Preferred Stock and from the concurrent sale of depositary shares representing interests in the Series K Preferred Stock to provide additional funds for our operations and for other general corporate purposes. See “Use of Proceeds” in the accompanying prospectus.

Transfer agent and registrar:	The Bank of New York Mellon

Depositary:	The Bank of New York Mellon

Calculation Agent:	The Bank of New York Mellon

RISK FACTORS

An investment in the depositary shares is subject to the risks described below. You should carefully review the following risk factors and other information contained in this prospectus supplement, in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, including the discussion under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, before deciding whether this investment is suited to your particular circumstances.

You are making an investment decision with regard to the depositary shares as well as the Series L Preferred Stock

As described in the accompanying prospectus, we are issuing fractional interests in shares of Series L Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series L Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

The Series L Preferred Stock is equity and is subordinate to our existing and future indebtedness

The shares of Series L Preferred Stock are equity interests in The Goldman Sachs Group, Inc. and do not constitute indebtedness. As such, the shares of Series L Preferred Stock will rank junior to all indebtedness and other non-equity claims on The Goldman Sachs Group, Inc. with respect to assets available to satisfy claims on The Goldman Sachs Group, Inc., including in a liquidation of The Goldman Sachs Group, Inc. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series L Preferred Stock: (1) dividends are payable only if declared by our board of directors (or a duly authorized committee of the board), (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds and (3) as a bank holding company, our ability to declare and pay dividends is subject to the oversight of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

The Goldman Sachs Group, Inc. has issued outstanding debt securities, the terms of which permit us to defer interest payments from time to time provided that, if we defer interest payments, we would not be permitted to pay dividends on any of our capital stock, including the Series L Preferred Stock, during the deferral period.

You may not receive dividends on the Series L Preferred Stock

Dividends on Series L Preferred Stock are discretionary and non-cumulative. Consequently, if our board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend for any dividend period, holders of Series L Preferred Stock will not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if our board of directors (or a duly authorized committee of the board) has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock or any other preferred stock we may issue.

In addition, if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws, rules and regulations (including applicable capital adequacy guidelines), we may not declare, pay or set aside for payment dividends on Series L Preferred Stock. As a result, if payment of dividends on Series L Preferred Stock for any dividend period would cause us to fail to comply with any applicable law or regulation, we will not declare or pay a dividend for such dividend period. In such a case, holders of the depositary shares will not be entitled to receive any dividend for that dividend period, and the unpaid dividend will cease to accrue and be payable.

We may be able to redeem the Series L Preferred Stock prior to May 10, 2019

By its terms, the Series L Preferred Stock may be redeemed by us prior to May 10, 2019 upon the occurrence of certain events involving the capital treatment of the Series L Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “Regulatory Capital Treatment Event”, we may, at our option, redeem in whole, but not in part, the shares of Series L Preferred Stock, subject to the approval of the Federal Reserve Board. See “Description of the Preferred Stock — Redemption”.

It is possible that the Series L Preferred Stock may not satisfy the criteria for “tier 1 capital” instruments consistent with Basel III as set forth in a joint final rulemaking issued in July 2013 by the Federal Reserve Board, the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Comptroller of the Currency (the “July JFR”). Although the terms of the Series L Preferred Stock have been established to satisfy the criteria for “tier 1 capital” instruments consistent with Basel III as set forth in the July JFR, it is possible that the Series L Preferred Stock may not satisfy the criteria set forth in future rulemaking or interpretations. As a result, a “Regulatory Capital Treatment Event” could occur whereby we would have the right, subject to prior approval of the Federal Reserve Board, to redeem the Series L Preferred Stock in accordance with its terms prior to May 10, 2019 at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus accrued and unpaid dividends for the then-current dividend period to but excluding the redemption date, whether or not declared.

We describe our redemption right under “Description of Series L Preferred Stock — Redemption” below. If the Series L Preferred Stock is redeemed, the corresponding redemption of the depositary shares would generally be a taxable event to United States holders. In addition, United States holders might not be able to reinvest the money they receive upon redemption of the depositary shares in a similar security.

Investors should not expect us to redeem the Series L Preferred Stock on or after the date it becomes redeemable at our option

The Series L Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Series L Preferred Stock may be redeemed by us at our option (i) either in whole or in part, from time to time, on or after May 10, 2019 (or, if not a business day, on the next succeeding business day), or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined elsewhere in this prospectus supplement). Any decision we may make at any time to propose a redemption of the Series L Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, we may be prohibited from redeeming the Series L Preferred Stock. See “—Our right to redeem the Series L Preferred Stock is subject to prior approval of the Federal Reserve Board and any future replacement capital covenants”.

Our right to redeem the Series L Preferred Stock is subject to prior approval of the Federal Reserve Board and any future replacement capital covenants

Our right to redeem the Series L Preferred Stock is subject to any limitations established by the Federal Reserve Board. We may not redeem shares of the Series L Preferred Stock without having received the prior approval of the Federal Reserve Board under the current capital guidelines applicable to us. We cannot assure you that the Federal Reserve Board will approve any redemption of the Series L Preferred Stock that we may propose. We understand that the factors the Federal Reserve Board will consider in evaluating a proposed redemption by a bank holding company include, among other things, the capital plans and stress tests submitted by the bank holding company, the bank holding company’s ability to meet and exceed minimum regulatory capital ratios under stressed scenarios, its expected sources and uses of capital over the planning horizon (generally a period of two years) under baseline and stressed scenarios, and any potential impact of changes to its business plan and activities on its capital adequacy and liquidity, although the Federal Reserve Board may change these factors at any time.

In addition, in the future we may enter into a replacement capital covenant with respect to the Series L Preferred Stock that may limit our right to redeem the Series L Preferred Stock. We have entered into similar covenants with respect to our Series E Preferred Stock and Series F Preferred Stock and the trust preferred securities of the trusts that hold this stock. These covenants prohibit us and our subsidiaries from redeeming or purchasing those securities prior to June 1 and September 1, 2022, respectively, unless we have received proceeds from the sales of eligible replacement capital securities. In some circumstances, we may treat the Series L Preferred Stock as replacement capital securities under these existing replacement capital covenants if we enter into a new replacement capital covenant with respect to the Series L Preferred Stock. Accordingly, there could be circumstances in which it would be in the interest of both you and The Goldman Sachs Group, Inc. that some or all of the Series L Preferred Stock be redeemed and in which sufficient cash is available for that purpose, but we would be restricted from doing so because we were not able to obtain proceeds from the sale of replacement capital securities.

If we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on Series L Preferred Stock

When dividends are not paid in full on the shares of Series L Preferred Stock and any shares of parity stock for a dividend period, all dividends declared with respect to shares of Series L Preferred Stock and all parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series L Preferred Stock for such dividend period and all parity stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on Series L Preferred Stock.

We are a holding company and are dependent on our subsidiaries to meet our obligations and provide funds for payment of dividends to our stockholders

We are a holding company and, therefore, depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and payments on our obligations. Many of our subsidiaries, including our broker-dealer, bank and insurance subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Restrictions or regulatory action of that kind could impede access to funds that we need to fund dividend payments and payments on our obligations. Because some of our subsidiaries, including Goldman, Sachs & Co., are partnerships in which we are a general partner or the sole limited partner, we may be liable for their obligations. We also guarantee many of the obligations of our subsidiaries. Any liability we may have for our subsidiaries’ obligations could reduce our assets that are available to satisfy our direct creditors or fund dividend payments. See “Business — Regulation” in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2013 for a further discussion of regulatory restrictions.

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the depositary shares

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions (including in the United States, United Kingdom, European Union, Japan and Canada). If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur and to the extent that the value of your securities is affected by reported LIBOR rates, the level of dividend payments (if authorized and declared) and the value of the securities may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your depositary shares.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares

There can be no assurance about the market prices for the depositary shares. Several factors, many of which are beyond our control, will influence the market value of the depositary shares. Factors that might influence the market value of the depositary shares include:

•	whether dividends have been declared and are likely to be declared on the Series L Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including any ratings given to the Series L Preferred Stock;

•	changes in interest rates;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the depositary shares.

Holders of Series L Preferred Stock will have limited voting rights

Holders of Series L Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of Series L Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series L Preferred Stock, as described under “Description of Series L Preferred Stock — Voting Rights” below. In addition, if dividends on the Series L Preferred Stock have not been declared or paid for dividend periods equal to 18 months, whether or not for consecutive dividend periods, holders of the outstanding shares of Series L Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Series L Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under “Description of Series L Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series L Preferred Stock. The Series L Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to above.

The Series L Preferred Stock and depositary shares will not have an active trading market

The depositary shares are a new issue of securities, and there will be no established trading market for the depositary shares. We do not plan to list the Series L Preferred Stock or the depositary shares on a securities exchange or quotation system. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the depositary shares. However, neither Goldman, Sachs & Co. nor any of our other affiliates nor any other underwriter named in this prospectus supplement that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the depositary shares. We do not expect there to be any trading market for the Series L Preferred Stock.

There may be future sales of Series L Preferred Stock or depositary shares, which may adversely affect the market price of the depositary shares

We are not restricted from issuing additional Series L Preferred Stock or depositary shares or securities similar to the Series L Preferred Stock or depositary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Series L Preferred Stock or depositary shares. Holders of Series L Preferred Stock or depositary shares have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of the depositary shares could decline as a result of sales of shares of Series L Preferred Stock or depositary shares made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the depositary shares bear the risk of our future offerings reducing the market price of the depositary shares and diluting their holdings in the depositary shares.

DESCRIPTION OF SERIES L PREFERRED STOCK

The depositary will be the sole holder of the Series L Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series L Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of Series L Preferred Stock, as described under “Description of Depositary Shares”.

This prospectus supplement summarizes specific terms and provisions of the Series L Preferred Stock; terms that apply generally to our preferred stock are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus. The following summary of the terms and provisions of the Series L Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our restated certificate of incorporation and the certificate of designations creating the Series L Preferred Stock, which will be included as an exhibit to documents filed with the SEC.

General

Our authorized capital stock includes 150,000,000 shares of preferred stock, par value $0.01 per share, 50,000 shares of which are designated as Series A Preferred Stock, 50,000 shares of which are designated as Series B Preferred Stock, 25,000 shares of which are designated as Series C Preferred Stock, 60,000 of which are designated as Series D Preferred Stock, 17,500.1 of which are designated as Series E Preferred Stock, 5,000.1 of which are designated as Series F Preferred Stock, 34,500 of which are designated as Series I Preferred Stock and 46,000 of which are designated as Series J Preferred Stock. We have 29,999 shares of Series A Preferred Stock, 32,000 shares of Series B Preferred Stock, 8,000 shares of Series C Preferred Stock, 53,999 shares of Series D Preferred Stock, 17,500.1 shares of Series E Preferred Stock, 5,000.1 shares of Series F Preferred Stock, 34,000 shares of Series I Preferred Stock and 40,000 shares of Series J Preferred Stock issued and outstanding as of the date of this prospectus supplement, as described in more detail below. The Series L Preferred Stock is part of a single series of authorized preferred stock consisting of              shares.

Concurrently with this offering of depositary shares representing interests in Series L Preferred Stock, we are offering                  depositary shares each representing a 1/1,000th ownership interest in a share of our Series K Preferred Stock. The Series K Preferred Stock will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

As described in the accompanying prospectus, we may from time to time, without notice to or the consent of holders of Series L Preferred Stock, issue additional shares of Series L Preferred Stock. The additional shares of Series L Preferred Stock would be deemed to form a single series with the Series L Preferred Stock offered by this prospectus supplement.

Shares of the Series L Preferred Stock will rank senior to our common stock, and equally with the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of Series L Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series L Preferred Stock will be fully paid and nonassessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of Series L Preferred Stock will not have preemptive or subscription rights to acquire more stock of The Goldman Sachs Group, Inc.

The Series L Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of The Goldman Sachs Group, Inc. The Series L Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of The Goldman Sachs Group, Inc. to redeem or repurchase the Series L Preferred Stock. The Series L Preferred Stock represents non-withdrawable capital, is not a bank deposit and is not insured by the FDIC or any other governmental agency, nor is it the obligation of, or guaranteed by, a bank.

As of March 31, 2014, we have 29,999,400 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series A Preferred Stock, with an aggregate liquidation preference of $749,985,000, 31,999,857 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series B Preferred Stock, with an aggregate liquidation preference of $799,996,425, 8,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series C Preferred Stock, with an aggregate liquidation preference of $200,000,000, 53,999,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series D Preferred Stock, with an aggregate liquidation preference of $1,349,975,000, 17,500.1 shares of our Series E Preferred Stock, with an aggregate liquidation preference of $1,750,010,000, 5,000.1 shares of our Series F Preferred Stock, with an aggregate liquidation preference of $500,010,000, 34,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series I Preferred Stock, with an aggregate liquidation preference of $850,000,000, and 40,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series J Preferred Stock, with an aggregate liquidation preference of $1,000,000,000, issued and outstanding.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock rank equally with the Series L Preferred Stock as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the Series L Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date and (2) 3.75%. Holders of Series B Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate of 6.20% per annum. Holders of Series C Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series D Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.67% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series E Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.7675% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series F Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.77% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series I Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate of 5.95% per annum. Holders of Series J Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of 5.50% per annum to but excluding May 10, 2023 and (2) thereafter at a rate per annum equal to 3.64% above LIBOR on the related LIBOR determination date. Holders of Series K Preferred Stock will, upon completion of the concurrent offering, be entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of [•]% per annum to but excluding May 10, 2024 and (2) thereafter at a rate per annum equal to [•]% above LIBOR on the related LIBOR determination date.

Dividends

Dividends on shares of the Series L Preferred Stock will not be mandatory. Holders of Series L Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends, non-cumulative cash dividends that accrue for the relevant dividend period (i) from the date of original issue, semi-annually in arrears on the 10th day of May and November of each year, commencing on November 10, 2014 and ending on May 10, 2019, at a fixed rate per annum of       % on the liquidation preference amount of $25,000 per share (equivalent to $1,000 per depositary share), and (ii) following May 10, 2019, quarterly in arrears on the 10th day of February, May, August and November of each year, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus       % on the related LIBOR determination date on the liquidation preference amount of $25,000 per share (equivalent to $1,000 per depositary share). In the event that we issue additional shares of Series L Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued.

Dividends will be payable to holders of record of Series L Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day. The corresponding record dates for the depositary shares will be the same as the record dates for the Series L Preferred Stock.

A dividend period is (i) from and including the original issue date of the Series L Preferred Stock to but excluding May 10, 2019, the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series L Preferred Stock and will end on and exclude the November 10, 2014 dividend payment date, and (ii) from and including May 10, 2019, the period from and including a dividend payment date to but excluding the next dividend payment date, except that the dividend period in respect of the August 10, 2019 dividend payment date will commence on and include May 10, 2019.

Dividends payable on the Series L Preferred Stock for any dividend period beginning prior to May 10, 2019 will be calculated on the basis of a 360-day year consisting of twelve 30-day months, and dividends for periods beginning on or after such date will be calculated on the basis of a 360-day year and the actual number of days elapsed in the dividend period. If any dividend payment date on or prior to May 10, 2019 is not a business day (as defined below), then the dividend with respect to that dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. If any date after May 10, 2019 on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a business day, and dividends will accrue to the dividend payment date as so adjusted. “Business day” means (i) from the original issue date to and including May 10, 2019 (or, if not a business day, the next succeeding business day), a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close, and (ii) thereafter, a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

For any dividend period commencing on or after May 10, 2019, LIBOR will be determined by the calculation agent on the second London business day immediately preceding the first day of such dividend period in the following manner:

•

LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on Reuters screen LIBOR01 (or any successor or replacement page) as of approximately 11:00 A.M., London time, on the second London business day immediately preceding the first day of such dividend period.

•

If the rate described above does not so appear on the Reuters screen LIBOR01 (or any successor or replacement page), then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the second London business day immediately preceding the first day of such dividend period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: three-month deposits in U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the quotations.

•

If fewer than two of the requested quotations described above are provided, LIBOR for the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., New York City time, on the second London business day immediately preceding the first day of such dividend period, by three major banks in New York City selected by the calculation agent: three-month loans of U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount.

•

If no quotation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London business day immediately preceding the first day of such dividend period in its sole discretion.

The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period, will be on file at our principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.

In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. We define these terms as follows:

The term ‘‘Representative Amount’’ means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

The term ‘‘London business day’’ means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

The term “Reuters screen” means the display on the Reuters 3000 Xtra service, or any successor or replacement service.

Dividends on shares of Series L Preferred Stock will not be cumulative. Accordingly, if the board of directors of The Goldman Sachs Group, Inc. (or a duly authorized committee of the board) does not declare a dividend on the Series L Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series L Preferred Stock are declared for any future dividend period.

So long as any share of Series L Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any other shares of our junior stock (as defined below) (other than a dividend payable solely in junior stock), and no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock and other than through the use of the proceeds of a substantially contemporaneous sale of junior stock), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series L Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside). However, the foregoing provision shall not restrict the ability of Goldman, Sachs & Co., or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

As used in this prospectus supplement, “junior stock” means any class or series of stock of The Goldman Sachs Group, Inc. that ranks junior to the Series L Preferred Stock either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. Junior stock includes our common stock.

When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity stock, as defined below, having dividend payment dates different from the dividend payment dates pertaining to the Series L Preferred Stock, on a dividend payment date falling within the related dividend period for the Series L Preferred Stock) in full on the Series L Preferred Stock and any shares of parity stock, all dividends declared on the Series L Preferred Stock and all such equally ranking securities payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series L Preferred Stock, on a dividend payment date falling within the related dividend period for the Series L Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series L Preferred Stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series L Preferred Stock, on a dividend payment date falling within the related dividend period for the Series L Preferred Stock) bear to each other.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of The Goldman Sachs Group, Inc. that ranks equally with the Series L Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. Parity stock includes the Series A Preferred Stock, Series B Preferred

Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series L Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series L Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series L Preferred Stock will not be declared, paid or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws, rules and regulations. The certificate of designations creating the Series L Preferred Stock provides that dividends on the Series L Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with applicable capital adequacy standards.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc., holders of Series L Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series L Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $1,000 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series L Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

The Series L Preferred Stock, like our other series of preferred stock, may be fully subordinate to any interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. In September 2013, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, The Goldman Sachs Group, Inc. submitted to its regulators a resolution plan for its rapid and orderly resolution in the event of material financial distress or failure, which contemplates, as a scenario, The Goldman Sachs Group, Inc. entering into a bankruptcy proceeding.

In any such distribution, if the assets of The Goldman Sachs Group, Inc. are not sufficient to pay the liquidation preferences in full to all holders of Series L Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series L Preferred Stock, the amounts paid to the holders of Series L Preferred Stock and to the holders of all such other stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of stock on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our other stock shall be entitled to receive all remaining assets of The Goldman Sachs Group, Inc. according to their respective rights and preferences.

For purposes of this section, the merger or consolidation of The Goldman Sachs Group, Inc. with any other entity, including a merger or consolidation in which the holders of Series L Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of The Goldman Sachs Group, Inc., for cash, securities or other property shall not constitute a liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.

Redemption

The Series L Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series L Preferred Stock (i) in whole or in part, from time to time, on any date on or after May 10, 2019 (or, if not a business day, on the next succeeding business day), or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event, in each case, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus accrued and unpaid dividends for the then-current dividend period to but excluding the redemption date, whether or not declared. Holders of Series L Preferred Stock will have no right to require the redemption or repurchase of the Series L Preferred Stock.

We are a bank holding company and a financial holding company regulated by the Federal Reserve Board. We intend to treat the Series L Preferred Stock as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency).

A “Regulatory Capital Treatment Event” means the good faith determination by The Goldman Sachs Group, Inc. that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series L Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series L Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series L Preferred Stock, there is more than an insubstantial risk that The Goldman Sachs Group, Inc. will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series L Preferred Stock then outstanding as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series L Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

We will not exercise our option to redeem any shares of preferred stock without obtaining the approval of the Federal Reserve Board (or any successor appropriate federal banking agency) as required by applicable law. Unless the Federal Reserve Board (or any successor appropriate federal banking agency) authorizes us to do otherwise in writing, we will redeem the Series L Preferred Stock only if it is replaced with other tier 1 capital that is not a restricted core capital element (e.g., common stock or another series of noncumulative perpetual preferred stock).

If shares of Series L Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of Series L Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series L Preferred Stock are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted by the DTC). Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of Series L Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series L Preferred Stock for payment of the redemption price. If notice of redemption of any shares of Series L Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series L Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series L Preferred Stock, such shares of Series L Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

In case of any redemption of only part of the shares of the Series L Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot.

See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series L Preferred Stock.

Voting Rights

Except as provided below, the holders of Series L Preferred Stock will have no voting rights.

Whenever dividends on any shares of Series L Preferred Stock shall have not been declared and paid for any dividend periods that, in aggregate, equal 18 months, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”), provided that our board of directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series L Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of Series L Preferred Stock and any such series of voting preferred stock for consecutive dividend periods equal to at least one year following the Nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

As used in this prospectus supplement, “voting preferred stock” means any other class or series of preferred stock of The Goldman Sachs Group, Inc. ranking equally with the Series L Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable. Voting preferred stock includes the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock to the extent their like voting rights are exercisable at such time. Whether a plurality, majority or other portion of the shares of Series L Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the shares voted.

If and when dividends for four consecutive dividend periods following a Nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of Series L Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall automatically decrease by two. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series L Preferred Stock when they have the voting rights described above (voting together as a class with all series of voting preferred stock then outstanding). So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series L Preferred Stock and all voting preferred stock when they have the voting rights described above (voting together as a class). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

So long as any shares of Series L Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series L Preferred Stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•

amend or alter the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series L Preferred Stock so as to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to the Series L Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.;

•

amend, alter or repeal the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series L Preferred Stock so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series L Preferred Stock, taken as a whole; or

•

consummate a binding share exchange or reclassification involving the Series L Preferred Stock or a merger or consolidation of The Goldman Sachs Group, Inc. with another entity, unless in each case (i) the shares of Series L Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series L Preferred Stock, taken as a whole;

provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock or Series L Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series L Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series L Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series L Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.

Without the consent of the holders of Series L Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series L Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series L Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series L Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series L Preferred Stock that is not inconsistent with the provisions of the certificate of designations.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series L Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series L Preferred Stock to effect such redemption.

Transfer Agent, Registrar and Calculation Agent

The Bank of New York Mellon will be the transfer agent, registrar, dividend disbursing agent, redemption agent and calculation agent for the Series L Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through The Depositary Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series L Preferred Stock; terms that apply generally to all our preferred stock issued in the form of depositary shares (including the depositary shares offered in this prospectus supplement) are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus.

General

As described in the accompanying prospectus under “Description of Preferred Stock We May Offer — Fractional or Multiple Shares of Preferred Stock Issued as Depositary Shares”, we are issuing fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a 1/25th ownership interest in a share of Series L Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series L Preferred Stock represented by depositary shares will be deposited under a deposit agreement among The Goldman Sachs Group, Inc., The Bank of New York Mellon, as the depositary and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series L Preferred Stock represented by such depositary share, to all the rights and preferences of the Series L Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series L Preferred Stock, we will deposit the Series L Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the accompanying prospectus.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series L Preferred Stock to the record holders of depositary shares relating to the underlying Series L Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series L Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series L Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series L Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/25th of the redemption price per share payable with respect to the Series L Preferred Stock (or $1,000 per depositary share). Whenever we redeem shares of Series L Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series L Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or by lot. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series L Preferred Stock

When the depositary receives notice of any meeting at which the holders of Series L Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Series L Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series L Preferred Stock, may instruct the depositary to vote the amount of Series L Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of Series L Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series L Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Listing

Neither the Series L Preferred Stock nor the depositary shares will be listed on any securities exchange or interdealer market quotation system.

Form of Preferred Stock and Depositary Shares

The depositary shares shall be issued in book-entry form through The Depository Trust Company, as described in “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus. The Series L Preferred Stock will be issued in registered form to the depositary. See “Description of Preferred Stock We May Offer — Form of Preferred Stock and Depositary Shares” in the accompanying prospectus.

VALIDITY OF THE SECURITIES

The validity of the Series L Preferred Stock will be passed upon for The Goldman Sachs Group, Inc. by Richards, Layton & Finger, P.A., Wilmington, Delaware. The validity of the Series L Preferred Stock and the depositary shares will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent The Goldman Sachs Group, Inc. on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the depositary shares described in this prospectus supplement.

EXPERTS

The financial statements of The Goldman Sachs Group, Inc. incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” as of and for the years ended December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the depositary shares.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the depositary shares are acquired by or on behalf of a Plan unless those depositary shares are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the depositary shares, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the depositary shares, (b) none of the purchase, holding or disposition of the depositary shares or the exercise of any rights related to the depositary shares will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA (or any regulations thereunder) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the depositary shares, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the depositary shares, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the depositary shares and the transactions contemplated with respect to the depositary shares.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) and propose to invest in the depositary shares described in this prospectus supplement and accompanying prospectus, you should consult your legal counsel.

UNDERWRITING

The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the depositary shares being offered. Subject to certain conditions, the underwriters have severally agreed to purchase the respective number of depositary shares, each representing a 1/25th ownership interest in a share of Series L Preferred Stock, indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Depositary Shares
Goldman, Sachs & Co.

Total

The underwriters are committed to take and pay for all of the depositary shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company.

Paid by the Company

Underwriting Discount
Per depositary share	$
Total	$

Depositary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any depositary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $         per depositary share from the initial public offering price. Any such securities dealers may resell any depositary shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $         per depositary share from the initial public offering price. If all the depositary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters intend to offer the depositary shares for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the depositary shares for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

Prior to this offering, there has been no public market for the depositary shares being offered. Neither the Series L Preferred Stock nor the depositary shares will be listed on any securities exchange or interdealer market quotation system. We do not expect that there will be any separate public trading market for the shares of Series L Preferred Stock.

The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the depositary shares. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the depositary shares.

In connection with the offering, the underwriters may purchase and sell depositary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of depositary shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing depositary shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the depositary shares made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s depositary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the depositary shares. As a result, the price of the depositary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the depositary shares. If you have purchased a depositary share in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the depositary shares will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the 5th business day following the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on any date prior to the third business day before delivery will be required, by virtue of the fact that the depositary shares initially will settle on the 5th business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. As such, Goldman, Sachs & Co. has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Each underwriter has represented and agreed that it will not offer or sell the depositary shares in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers registered with the SEC.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the depositary shares in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the depositary shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of depositary shares which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such depositary shares may be made to the public in that Relevant Member State:

a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of depositary shares referred to above shall require The Goldman Sachs Group, Inc. or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The depositary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary shares may not be circulated or distributed, nor may the depositary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the depositary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the depositary shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) or an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law or (4) pursuant to Section 276(7) of the SFA.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The depositary shares are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this prospectus supplement nor any accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the depositary shares by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the depositary shares, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the depositary shares.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $        .

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., the lead underwriter, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 137 of the accompanying prospectus.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement and the accompanying prospectus is an offer to sell only the depositary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

The Goldman Sachs Group, Inc.

             Depositary Shares Each Representing 1/25th Interest in a Share of     % Fixed-to-Floating Rate

Non-Cumulative Preferred Stock, Series L

Goldman, Sachs & Co.